INTERFACE, INC.

2859 PACES FERRY ROAD, SUITE 2000

ATLANTA, GEORGIA 30339

October 27, 2017

VIA EDGAR, E-Mail and UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	Interface, Inc. Form 10-K for the Fiscal Year Ended January 1, 2017 Filed March 2, 2017 File No. 001-33994

Dear Ms. Thompson:

Interface, Inc. (“we”, “our”, “us” or the “Company”) has received the Staff’s follow-up comment letter dated October 5, 2017 with respect to the above-referenced filing. On behalf of the Company, I provide the responses below to the Staff’s follow-up comment.

Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Employee Benefit Plans, page 58

1.

We have reviewed your response to comment 1. Please tell us your basis in U.S. GAAP, or any analogous situation in accepted pension accounting, for including the $32.2 million in your actual return on plan assets and in the year-end plan asset fair value. We understand the asset treatment was done solely due to the fact that you included the indexation in the plan’s benefit formula thus affecting the pension liability. If our understanding is not correct, please clarify. Also, explain to us in detail the impact on pension expense for the foreseeable future had this asset not been included in actual return on plan assets and year-end plan assets. Lastly, explain in detail how the inclusion in actual return on plan assets and year-end plan assets affected your expected return assumption, if at all.

Response:

We address each component of the Staff’s follow-up comment below, restating the relevant question or request before our response.

U.S. Securities and Exchange Commission

October 27, 2017

Summary

As is common in Dutch pension plans, our Dutch defined benefit pension plan (the “Plan”) includes a provision for discretionary benefit increases termed “indexation.” The indexation benefit is meant to adjust pension benefits for cost-of-living increases, similar to U.S. consumer price index-based cost-of-living adjustments for U.S. retirement plans. The indexation benefit is not guaranteed, and is only provided for and paid out if sufficient assets are available due to favorable asset returns.

To summarize our more detailed responses below, both the vested benefit amounts as well as amounts related to the discretionary indexation benefits under the Plan are paid pursuant to an insurance contract with a private insurer (the “Contract”). The Plan itself is financed by investment assets held within the Contract. The Contract guarantees payment of vested amounts, regardless of whether Plan assets held through the Contract are ultimately sufficient to pay vested amounts, and also provides for payment of the indexation amount on a contingent basis if the actual return on Plan assets is sufficient to pay it. This type of insurance arrangement is common in The Netherlands, although not necessarily common in other jurisdictions.

Because the prior actual and future projected returns on Plan assets were determined to be sufficient to provide for the indexation benefit, the Company and the insurer agreed that it was appropriate to provide the indexation benefit (on a contingent basis, as explained above) under the Contract. The indexation benefit thus became an amount payable by the insurer under the Contract, and consequently was recorded as a Plan asset. The corresponding obligation to pay the indexation amount to pensioners thus became a pension liability.

●

“Please tell us your basis in U.S. GAAP, or any analogous situation in accepted pension accounting, for including the $32.2 million in your actual return on plan assets and in the year-end plan asset fair value. We understand the asset treatment was done solely due to the fact that you included the indexation in the plan’s benefit formula thus affecting the pension liability. If our understanding is not correct, please clarify.”

The asset did not arise because the Company determined to provide the indexation benefit; rather, the excess return on Plan assets became sufficient to provide for the additional indexation benefit under the terms of the Contract and, upon agreement of the Company and the insurer, became an amount payable under the Contract, provided the underlying Contract assets are sufficient to pay it. The corresponding liability arose as a result of the obligation (albeit conditional) to pay the indexation benefit to pensioners, subject to the return on assets continuing to be sufficient.

U.S. Securities and Exchange Commission

October 27, 2017

Amounts payable under the Contract (both vested amounts and the contingent indexation benefit) are accounted for as Plan assets, and pension payment obligations are accounted for as Plan liabilities. The accounting treatment of the Plan assets and liabilities is set forth in more detail below.

Plan Assets—The Insurance Contract

The fair value of the Plan’s assets is measured in accordance with ASC 715-30-35-60. This paragraph defines the fair value of investment contracts with insurance companies as follows:

“Insurance contracts that are in substance equivalent to the purchase of annuities shall be accounted for as such. Other contracts with insurance entities shall be accounted for as investments and measured at fair value. For some contracts, the best available evidence of fair value may be contract value.

In accordance with this guidance, the Company began by considering the Contract’s contract value as evidence of its fair value. Under the express terms of the Contract, contract value is the greater of (i) the value of the discounted vested benefits of the Plan (i.e., the benefit amount guaranteed by the insurance company), and (ii) the fair value of the underlying investment assets held by the insurance company under the Contract. As between those two values, the former was the greater. However, as explained above, the Contract also will pay the indexation benefit if sufficient assets are available, which Plan management found to be probable based on recent returns. Therefore, in addition to the value of the discounted vested benefits of the Plan, in determining the fair value of the Contract, Plan management determined that it was appropriate to include the value of the indexation payments that are being added to the vested benefit amounts, per ASC 715-30-35-35:

“Automatic benefit increases specified by the plan (for example, automatic cost-of-living increases) that are expected to occur shall be included in measurements of the projected, accumulated, and vested benefit obligations, and the service cost component required by this Subtopic.”1

As explained above, these indexation benefits will be paid out of the Contract if asset returns continue to exceed expectations (asset returns were in excess of expectations by approximately €3 million for each of the last two years). If the asset returns are not of an expected amount to allow for indexation, the Company and insurer can, at any time, remove this indexation benefit.

1 The Company did consider that the quoted guidance refers to “automatic” benefit increases, whereas the indexation provision of the Plan is not “automatic” in the sense that indexation is optional and the Plan can discontinue indexation at its discretion.  The Company however concluded this was the most analogous U.S. GAAP guidance to accounting for the indexation benefit.  To the extent “automatic” refers to a cost-of-living adjustment being provided pursuant to the express terms of a retirement plan, we note that the indexation benefit is contemplated (as optional) by the express provisions of the Plan.

U.S. Securities and Exchange Commission

October 27, 2017

In future applicable filings, the Company will include disclosure to clarify the nature of the assets held within the Plan as investment assets (i.e., the Contract) that include a guarantee of vested benefit obligations of the Plan as well as the contingent discretionary indexation benefit. The current disclosure shows these assets as equity assets based on the underlying nature of assets within the Contract. The Company will update the disclosure in future filings.

Plan Liabilities

Actuaries determined the Plan’s projected benefit obligation (“PBO”) at the end of fiscal year 2016 as the actuarial present value of all the benefits attributed by the Plan’s benefit formula to employee service rendered before our year end. In compliance with ASC 715-30-35-35, the benefit increases associated with the indexation have been included in the measurement of the PBO.

Pension expense was based on service costs, interest costs, expected return on Plan assets, and amortization of the actuarial gains/losses out of accumulated other comprehensive income (“AOCI”). The decision to include indexation in the Plan benefits increased the PBO, but the resulting AOCI debit was offset by the credit to AOCI from the actual return on Plan assets being greater than expected return on Plan assets. Consequently, the indexation did not have any impact on expense for the current year and is not expected to have any significant effect in succeeding years. If Plan assets do not continue to perform at expected levels, Plan management anticipates that it would eliminate the discretionary indexation benefit.

●	“Also, explain to us in detail the impact on pension expense for the foreseeable future had this asset not been included in actual return on plan assets and year-end plan assets.”

As explained in the responses above, the indexation payment obligation would not have arisen had the Plan asset not been created (due to it becoming an amount payable under the Contact). Accordingly, in such a case, there would have been neither any incremental pension expense nor any incremental Plan assets.

U.S. Securities and Exchange Commission

October 27, 2017

●	“Lastly, explain in detail how the inclusion in actual return on plan assets and year-end plan assets affected your expected return assumption, if at all.”

The Company complies with ASC 715-30-35-47 to determine the expected long-term rate of return on Plan assets. The expected return reflects the average rate of earnings expected on the Contract investment as well as funds to be invested in the Contract to provide for the benefits included in the projected benefit obligation. The historical actual return on Plan assets has been considered in establishing the future expected returns. The addition of the Plan asset related to the additional amounts payable under the Contract for the indexation benefit was considered as part of the totality in which assumptions are derived and applied. However, the expected return assumption did not change significantly in 2016.

* * * * *

The Staff is requested to direct any further questions regarding this filing to the undersigned at (770) 437-6883. Thank you.

Sincerely, INTERFACE, INC.

By:	/s/ Gregory Bauer
Gregory J. Bauer
Vice President

cc:	David B. Foshee, Vice President, General Counsel and Secretary
David M. Eaton, Esq., Kilpatrick Townsend & Stockton LLP